Exhibit 3.1

AMENDMENT NO. 1 TO

SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

OF

ALLIANCE RESOURCE PARTNERS, L.P.

This Amendment No. 1 (this “Amendment No. 1”) to the Second Amended and Restated Agreement of Limited Partnership of Alliance Resource Partners, L.P. (the “Partnership”) is entered into effective as of May 15, 2006, by Alliance Resource Management GP, LLC, a Delaware limited liability company (the “Managing General Partner”), as managing general partner of the Partnership. Capitalized terms used but not defined herein are used as defined in the Partnership Agreement (as defined below).

WHEREAS, the Managing General Partner, the Special General Partner and the Limited Partners of the Partnership entered into that certain Second Amended and Restated Agreement of Limited Partnership of the Partnership dated as of September 15, 2005 (the “Partnership Agreement”);

WHEREAS, Section 13.1(d)(i) of the Partnership Agreement provides that the Managing General Partner may amend any provision of the Partnership Agreement without the approval of any Partner or Assignee to reflect a change that, in the discretion of the Managing General Partner, does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect;

WHEREAS, acting pursuant to the power and authority granted to it under Section 13.1(d)(i) of the Partnership Agreement, the Managing General Partner has determined that the following amendment to the Partnership Agreement does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect.

NOW THEREFORE, the Managing General Partner does hereby amend the Partnership Agreement as follows:

Section 1. Amendment.

(a) Article V of the Partnership Agreement is hereby amended to add a new Section 5.12 regarding contributions by Partners as follows:

“Section 5.12 Contributions by Partners

Each payment, or contribution to fund a payment, that is made by any Partner or its successor with respect to the transfer of cash or other property to any employee or other service provider of the Partnership Group shall be treated as a Capital Contribution to the Partnership by such Partner in the amount of such payment.”

(b) Article VI of the Partnership Agreement is hereby amended to add a new Subsection 6.1(d)(xiii) regarding allocation to reverse deemed Capital Contributions as follows:

“(xiii) Allocation to Reverse Deemed Capital Contributions. Any items of loss or deduction resulting from or attributable to any payment, or contribution to fund a payment, that is made pursuant to Section 5.12 shall be allocated to such Partner or its successor.”

Section 2. General Authority. The appropriate officers of the Managing General Partner are hereby authorized to make such further clarifying and conforming changes they deem necessary or appropriate, and to interpret the Partnership Agreement, to give effect to the intent and purpose of this Amendment No. 1.

Section 3. Ratification of Partnership Agreement. Except as expressly modified and amended herein, all of the terms and conditions of the Partnership Agreement shall remain in full force and effect.

Section 4. Governing Law. This Amendment No. 1 will be governed by and construed in accordance with the laws of the State of Delaware.

IN WITNESS WHEREOF, the Managing General Partner has executed this Amendment No. 1 as of the date first set forth above.

MANAGING GENERAL PARTNER:

ALLIANCE RESOURCE MANAGEMENT GP, LLC

By:	/s/ Thomas L. Pearson
Name:	Thomas L. Pearson
Title:	Senior Vice President

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